ORIGINAL

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

MISSION BIOTECHNOLOGIES SDN BHD

AND

FELDA GLOBAL VENTURES DOWNSTREAM SDN BHD

17 April 2013

TABLE OF CONTENTS

SCHEDULES

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the "**Agreement**") is made on this 17 April 2013 ,

BY AND BETWEEN:

(1) **FELDA GLOBAL VENTURES DOWNSTREAM SDN BHD**, a company incorporated in Malaysia (hereinafter referred to as "**Buyer**" and more fully described Part A of Schedule 1) on the one hand;

AND

(2) **MISSION BIOTECHNOLOGIES SDN BHD**, a company incorporated in Malaysia hereinafter referred to as "**Seller**" and more fully described in Part B of Schedule 1) on the other hand.

Seller and Buyer are individually and collectively referred to in this Agreement as a "**Party**" and the "**Parties**" respectively.

RECITALS

WHEREAS, Seller desires to sell certain Assets (as defined in this Agreement);

WHEREAS, Buyer desires to purchase the Assets for the Purchase Price (as set out in this Agreement) and on the terms set forth in this Agreement;

NOW THEREFORE, in consideration of the above recitals and the mutual representations, warranties, and covenants hereinafter set forth, the Parties, intending to be legally bound thereby, agree as follows:

1. DEFINITIONS AND INTERPRETATIONS

1.1 DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

"Affected Party" means the Party which is materially and adversely affected by the imposition of conditions by any relevant Third Party;

"Affiliate" means, in relation to a Party, a corporation that is related to that Party within the meaning of section 6 of the Companies Act.

"Appeal" means an appeal filed or made by an Affected Party against any term or condition imposed by any relevant Third Party.

"Assets" means the Seller's rights and assets used in connection with the Business as at the Closing Date, being:

(a) the Plant;
(b) the Fixed Assets;
(c) the Sub-Lease;
(d) the Technology Agreements;
(e) the Plans; and
(f) the Utility Agreements subject to Article 2.2 herein.

"Breach" means any breach of, or any inaccuracy in, any representation or warranty or any breach of, or failure to perform or comply with, any covenant or obligation, in or of this Agreement or any related agreement that forms part of this Agreement.

"Business" means the business of producing the Products at the Plant through the use and operation of the Assets.

"Business Day" means any day other than (i) Saturday or Sunday or (ii) any other day on which banks in Pahang are permitted or required to be closed.

"Business Premises" means the Sub-Lease Property, including buildings, shed, warehouses, stores, structures, and improvements, situated at the site of the Sub-Lease at Kuantan Port and used by Seller in the performance of the Business.

"Closing" means the consummation of the purchase and sale of the Assets pursuant to this Agreement in accordance with the provisions of Article 4.

"Closing Date" means the date on which the Closing occurs, as specified in Article 4.1.

"Closing Payment" shall have the meaning ascribed to it in Article 2.10.

"Conditions Precedent" shall have the meaning ascribed to it in Article 3.1.

"Consent" means the consents, permits, or approvals (other than Governmental Consents) of third parties necessary to transfer the Assets to Buyer or otherwise to consummate the Contemplated Transactions.

"Contemplated Transactions" means all of the transactions contemplated by this Agreement.

"Contracts" means all agreements (including any amendments and other modifications thereto) to which Seller is a party and which relate to the Business, and (i) which are in effect on the date of this Agreement or (ii) which are entered into by Seller between the date of this Agreement and the Closing Date.

"Crown" means Crown Iron Work Company.

"Crown Sign-Off" means the written formal advice to be issued by Crown pursuant to the milestone referred to in Item 6 Part B of Schedule 2 of the MTSA for the benefit of Buyer.

"Crown Sign-Off Payment" shall have the meaning ascribed to it in Article 2.9.

"***Cut Off Date***" means the date on which Start Up occurs, provided that such date is no later than 30 June 2013, or such other date as mutually agreed by the Parties.

"***Deposit***" means the aggregate of the Initial Deposit and the Signing Payment.

"***Effective Date***" means the date of execution of this Agreement.

"***Encumbrance***" means any charge, claim through Proceeding or otherwise, community property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income, or exercise of any other attribute of ownership.

"***Exchange Rate***" means the mid-day exchange rate for USD-RM as published by Bank Negara Malaysia for the Business Day preceding the day when payment is due to be made.

"***Fixed Assets***" means all fixed and movable production lines, machinery, equipment, fixtures, buildings and other items used in, or related to, the operation of the Plant details of which are set out in Part F of Schedule 3.

"***Governmental Consents***" means approvals, authorisations, operating licences, permits, certifications, consents, variances and permissions from or issued by federal, state or local governmental authorities and all pending applications therefor or renewals thereof in order to own and operate the Business Premises including but not limited to those set out in Part A of Schedule 3.

"***Initial Deposit***" shall have the meaning ascribed to it in Article 2.7.

"***Landlord***" means Lembaga Pelabuhan Kuantan and Kuantan Port Consortium Sdn Bhd, being the sub-lessor.

"***Leasehold Improvements***" means all improvements performed by Seller on the Sub Lease Property, including all structures, buildings, stores, warehouses, sheds, silos, tanks, all underground and over-ground pipelines, and all additions, alterations, remodelling and renovations thereto.

"***M2 Plant***" means the 250,000 tons per annum bio-diesel plant owned by Mission Biofuels Sdn Bhd, an Affiliate of the Seller, located adjacent to the Plant over the portion of the land held under Pajakan Negeri 550, Lot No. 1863, Mukim Sungai Karang, Daerah Kuantan, Negeri Pahang.

"***M2 Written Undertaking***" shall have the meaning ascribed to it in Article 2.5.

"***Material Adverse Effect***" means a material adverse effect on the Assets taken as a whole; provided that the foregoing shall not include any material adverse effect arising out of (i) general national, regional or local economic, competitive or market conditions, (ii) governmental or legislative laws, rules or regulations, or (iii) actions or omissions of Buyer or its agents.

"***Milestones***" shall have the meaning ascribed to it in Article 2.3(b).

"***MTSA***" shall have the meaning ascribed to it in Article 2.3(a).

"***Option Period***" shall have the meaning ascribed to it in Article 2.5.

"***person***" means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity, or a governmental body.

"***Plans***" means all plans including the technical drawings, maps, plans, diagrams, blueprints, and schematics relating to the design, structure, and layout of the production lines, machinery, structures, pipelines, and other Leasehold Improvements; descriptions of all the processes, formulae, chemicals, notes, schematics, specifications, operating procedures, models, and related materials pertaining to the conduct of the Business, the operation of the Plant and the manufacture of its Products, as listed in Part E of Schedule 2, and all revisions and modifications thereto, and where applicable as certified by Crown.

"***Plant***" means the bio-diesel refinery and all tangible property situated on the Sub Lease Property, details of which are set out in Part A of Schedule 2.

"***Proceeding***" means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, investigative, administrative, or informal), commenced, brought, conducted, or heard by or before, or otherwise involving, any court, governmental body or arbitrator including the proceeding described in Schedule 4.

"***Products***" means palm methyl ester to specifications EN 14214, palm fatty acid distillate, and crude or Refined Glycerine.

"***Purchase Price***" means the aggregate purchase price as determined pursuant to Article 2.6.

"***Offer and Acceptance Letter***" means the letter of offer dated 12 March 2013 from the Seller to the Buyer and the conditional letter of acceptance dated 27 March 2013 from the Buyer to the Seller confirming the Sellers intent to sell the Assets and the Buyers intent to buy the Assets.

"***RM***" means Ringgit Malaysia, the lawful currency of Malaysia.

"***Signing Payment***" shall have the meaning ascribed to it in Article 2.8.

"***Start Up***" means the re-commissioning of the Plant duly certified by Crown and the Plant producing Products to specification.

"***Start Up Costs***" means all cost and expenses reasonably required to be incurred in relation to the Start Up from the date of this Agreement to the Cut-Off Date including but not limited to costs and expenses in respect of raw materials, utilities, human resources and any Plant repairs maintenance required for Start Up, which shall first be approved by Buyer in writing.

"***Sub-Lease***" means the entire leasehold and rental interest in the land, Leasehold Improvements and appurtenances arising under the leases signed with Kuantan Port Consortium Sdn Bhd as described in Part B of Schedule 2.

"Sub-Lease Property" means the land and improvements on the land which are the subject of the Sub-Lease.

"Tax" means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto.

"Technology Agreements" means all agreements and licences listed in Part C of Schedule 2.

"Third Party" means any government unit, department, ministry, instrumentality, agency, statutory board or commission, whether federal, state or local government, from whom a Governmental Consent is required to be obtained;

"USD" means United States Dollars, the lawful currency of the United States of America.

"Utility Agreements" means the agreements entered into with the utility providers listed in Part D of Schedule 2.

1.2 INTERPRETATION

(a) This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto.

(b) This Agreement and the documents to be delivered hereunder constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersede all prior and contemporaneous representations, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and the documents to be delivered hereunder, the Exhibits and Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement will prevail.

(c) The termination of this Agreement shall not prejudice the rights and remedies of either Party against the other in respect of any prior Breach of covenant, terms, warranty or condition.

(d) The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

(e) Where the context implies words importing the singular number shall include the plural and vice versa and words importing the masculine shall include the feminine.

(f) The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Schedules. The Parties agree to reserve the right to amend the content of the Schedules hereto from time to time and that any amendment to the Schedules shall be in writing and signed by both Parties.

(g) If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(h) No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

2. PURCHASE AND SALE

2.1 PURCHASE AND SALE OF ASSETS

Subject to the terms of this Agreement, the Seller agrees to sell, transfer and assign to the Buyer the Assets and the Buyer hereby agrees to purchase, receive and accept from the Seller the Assets free and clear of any Encumbrances with effect from Closing in consideration of the Purchase Price.

2.2 UTILITY AGREEMENTS, SUB-LEASE AND TECHNOLOGY AGREEMENTS

(a) **Utility Agreements**

Buyer may, at its discretion, elect to either: (i) enter into its own agreements with providers of utilities to the Plant, or (ii) cause the Seller to novate all or any of its agreements with providers of utilities, to the extent allowed by the providers of the utilities, to the Plant in favour of Buyer, but in any event Buyer shall not be liable for, and Seller agrees to keep Buyer indemnified against, any liability arising from any Utility Agreement incurred on or before the Closing Date.

For the avoidance of doubt, the Buyer shall pay all costs including the deposits for the supply of utilities.

(b) **Sub-Lease and Technology Agreements**

Buyer shall not be liable for, and Seller agrees to keep Buyer indemnified against, any liability arising from the Sub-Lease and/or the Technology Agreements incurred on or before the Closing Date.

2.3 MANAGEMENT AND TECHNICAL SERVICES AGREEMENT

(a) **Management and Technical Services Agreement**

Seller acknowledges that on or prior to the date of this Agreement, Seller and Buyer have entered into the Management and Technical Services Agreement ("**MTSA**") pursuant to which the Seller shall provide to Buyer certain management and technical services upon the terms and conditions set out in the MTSA for the purpose of,

among others, enabling Buyer to achieve Start Up and to operate the Plant and utilise the Assets for the purposes of undertaking the operations of the Business.

(b) **Milestones**

The MTSA contains provisions requiring the Seller to achieve certain milestones in connection with the delivery and effectuation of specific items and services (**"Milestones"**).

2.4 DELIVERY OF INTERNAL AUTHORIZATIONS

Upon signing of this Agreement, Seller shall deliver to Buyer:

(a) a certificate of the Company Secretary of Seller certifying as to (i) the resolutions of the board of directors of the Seller, duly adopted and in effect, which authorise the execution, delivery and performance of this Agreement and the transactions contemplated hereby, (ii) the names and signatures of the officers of the Seller authorised to sign this Agreement and the documents to be delivered hereunder; and

(b) a resolution of the shareholders of the Seller approving this Agreement and the sale of the Assets by the Seller pursuant to this Agreement.

2.5 OPTION TO ACQUIRE M2 PLANT

Seller shall procure its Affiliate, Mission Biofuels Sdn. Bhd. to deliver at Closing in accordance with Article 4.2, a written undertaking to Buyer (**"M2 Written Undertaking"**) that it shall not sell, deal with or otherwise dispose of, or offer to sell, deal with, or dispose of, all or any part of its interests in the M2 Plant for a period of ninety (90) days from Closing (**"Option Period"**) without first giving Buyer an opportunity to make an offer to acquire the M2 Plant. In the event that any person apart from Buyer makes an offer to acquire all or part of the M2 Plant during the Option Period, Seller shall notify Buyer in writing of the offer and shall not dispose of all or any part of its interests in the M2 Plant without allowing Buyer to make an offer in respect of the M2 Plant within the Option Period.

2.6 PURCHASE PRICE

The aggregate purchase price for the Assets shall be USD Eleven Million Five Hundred Thousand (US$11,500,000) (the "**Purchase Price**"). The Buyer shall pay the Purchase Price to Seller in accordance with the terms of this Agreement.

2.7 INITIAL DEPOSIT

Prior to the date of execution of this Agreement, Buyer had deposited the sum of RM Three Hundred Fifty Two Thousand Four Hundred and Seventeen and Fifty cent (RM352,417.50) being the equivalent of USD One Hundred and Fifteen Thousand (US$115,000) calculated based on the exchange rate of RM3.0645 to USD1, being 1% of the Purchase Price to the Seller upon execution of the Offer and Acceptance Letter ("**Initial Deposit**").

2.8 SIGNING PAYMENT

Upon the execution of this Agreement, Buyer shall pay the sum of the USD One Million and Thirty Five Thousand (US$1,035,000), being 9% of the Purchase Price to the Seller ("**Signing Payment**").

2.9 CROWN SIGN-OFF PAYMENT

Five (5) days after receipt of the Crown Sign-Off, Buyer shall pay the sum of USD Four Million, Six Hundred Thousand (US$4,600,000), being 40% of the Purchase Price to the Seller ("**Crown Sign-Off Payment**").

2.10 CLOSING PAYMENT

On the Closing Date, Buyer shall pay the sum of USD Five Million Seven Hundred and Fifty Thousand (US$5,750,000), being 50% of the Purchase Price to the Seller ("**Closing Payment**").

2.11 PAYMENT MODE

All payments to be made by Buyer to Seller under this Agreement shall be made in RM calculated based on the Exchange Rate and made to the following bank account of the Seller:

Bank Name	HSBC Bank
Bank Address	HSBC Bank Building, No. 2, Leboh Ampang, 50100 Kuala Lumpur
Type of Account	RM
Account Name	Mission Biotechnologies Sdn Bhd
Address of Account Holder	C-26-05,Dataran 3 Two Square, No.2 Jalan 19/1, 46300 Petaling Jaya, Selangor, Malaysia
Account Number	301-598769-101
SWIFT Code	HBMBMYKL

3. CONDITIONS PRECEDENT

3.1 SELLER'S CONDITIONS PRECEDENT

The Parties agree that this Agreement is conditional upon the Seller satisfying the following conditions (collectively the "**Conditions Precedent**" and each a "**Condition Precedent**"):

(a) all Consents having been obtained;

(b) the novation of the Sub-Lease resulting in the Buyer acquiring all the rights and liabilities of the Seller under the Sub-Lease which novation shall take effect from the Closing Date;

(c) the novation of the Technology Agreements resulting in the Buyer acquiring all the rights and liabilities of the Seller under the Technology Agreements which novation shall take effect from the Closing Date;

(d) all Governmental Consents having been obtained; and

(e) the achievement of the Milestones in a manner satisfactory to the Buyer as per the MTSA.

3.2 THIRD PARTY APPROVALS

3.2.1 Third Party Approval granted with conditions or not granted

In the event that the approval of a Third Party from whom an approval is required in order to satisfy a Condition Precedent:

(a) is granted upon conditions or terms which makes a party an Affected Party; or

(b) is not granted;

then in case of (a) the Affected Party may elect whether to accept (in which case the relevant Condition Precedent shall be deemed to have been fulfilled) or reject (in which case the relevant Conditions Precedent shall be deemed not to have been fulfilled) such terms or conditions by notice in writing to the other party within seven (7) days from the date of receipt of the approval and if it elects to reject such conditions, it shall also file an Appeal against such terms or conditions within fourteen (14) days from the date of receipt of the approval. In the case of (b) any Party may file an Appeal against the refusal within fourteen (14) days of its receipt of the refusal. If:

(i) the relevant Third Party does not revert with the results of the Appeal on or before the Cut-Off Date; or

(ii) relevant Third Party does not, in response to an appeal against its refusal, revert with an approval with terms and conditions satisfactory to the Affected Party on or before the Cut-Off Date, the relevant Condition Precedent shall (unless waived) be deemed to be unfulfilled.

3.2.2 Appeal

If the Appeal made by a Party shall not be allowed or if only partially allowed then the Affected Party shall have the option to elect either:

(a) to accept the terms or conditions imposed by the relevant Third Party, in which case the Affected Party shall notify the other party of its decision in writing to so accept such terms and conditions within seven (7) days from the date of receipt of the decision by the relevant Third Party in respect of the Appeal, whereupon the relevant approval shall be deemed to have been obtained; or

(b) to reject the terms and conditions imposed by the relevant Third Party, in which case the Affected Party shall also notify the other Party of its rejection in writing within seven (7) days from the date of receipt of the decision by the relevant Third Party whereupon the relevant approval shall be deemed to have not been obtained.

3.3 WAIVER OF CONDITION PRECEDENT

A Condition Precedent may only be waived in writing by the Buyer and will be effective only to the extent specifically set out in that waiver and may be subject to any conditions as may be determined by the Buyer at its discretion including that the Seller shall continue to be under the obligation to satisfy such Condition Precedent after the Cut-Off Date.

3.4 NOTIFICATION OF SATISFACTION OF CONDITION PRECEDENT

The Seller shall notify the Buyer of the satisfaction of any Condition Precedent as soon as is reasonably practicable after becoming aware of such satisfaction.

3.5 BEST ENDEAVOURS

The Seller shall use its best endeavours to ensure that the Conditions Precedent shall be fulfilled by the Cut-Off Date.

4. CLOSING AND CLOSING DELIVERABLES

4.1 CLOSING

(a) Closing Date. The Closing of the transactions contemplated by this Agreement ("**Closing**") will take place on the date that is five (5) Business Days following the full satisfaction of the Conditions Precedent and there being no Breach by either Buyer or Seller immediately prior to Closing, unless the Parties agree otherwise.

(b) Closing Place. The Closing shall be held at the offices of Buyer, or any other place that is agreed upon by the Parties.

4.2 CLOSING DELIVERABLES BY SELLER

At Closing, Seller shall deliver, or cause to be delivered to Buyer the following, in form and substance satisfactory to Buyer, ("**Closing Deliverables by Seller**"):

(a) written evidence of the satisfaction of the Conditions Precedent;

(b) the novation of the Sub-Lease and Technology Agreements executed by all parties, other than the Buyer;

(c) the Plans;

(d) the M2 Written Undertaking; and

(e) such other customary instruments of transfer, assumption, filings or documents as may be normally required from Seller to give effect to this Agreement and to transfer the ownership in the Assets to the buyer.

4.3 CLOSING DELIVERABLES BY BUYER

At the Closing, Buyer shall deliver to Seller the following, in form and substance satisfactory to Seller:

(a) the Closing Payment; and

(b) the novation of the Sub-Lease as the case may be and Technology Agreements, duly executed by Buyer.

4.4 CURE

For all purposes under this Agreement, except in connection with a failure by Buyer to pay the Closing Payment on the Closing Date, the existence or occurrence of any events or circumstances that constitute or cause a Breach of a representation or warranty of Seller or Buyer under this Agreement on the date such representation or warranty is made shall be deemed not to constitute a breach of such representation or warranty if such event or circumstance is cured in all material respects on or before ten (10) Business Days after the

receipt by such Party of written notice thereof from the other Party or within a period mutually agreed.

4.5 TITLE AND RISK

For the avoidance of doubt, the title and risk in respect of the Assets being sold and purchased, shall pass from Seller to Buyer as and from the Closing Date.

5. INSURANCE

5.1 BUYER TO ACQUIRE INSURANCE FROM CLOSING DATE

Buyer shall acquire its own insurance for the Assets taking effect from the Closing Date. Seller shall cease all its insurance coverage on the Assets taking effect from the Closing Date.

5.2 SELLER TO ACQUIRE INSURANCE

Seller shall acquire industrial all risks insurance policy coverage in respect of the activities to be carried out at the Plant within fourteen (14) days from the execution of this Agreement. The Seller shall provider Buyer with a copy of the insurance policy as soon as reasonably practicable. The premium in relation to such insurance shall be considered a Start Up Cost and shall be payable by Buyer.

6. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements contained in this Article 6 and in Schedule 5 are true and correct as of the date hereof and continue to be true and correct up to the Closing Date.

6.1 ORGANISATION AND AUTHORITY OF SELLER; ENFORCEABILITY

Seller is duly incorporated under the laws of Malaysia. Seller has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of Seller. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Seller, and (assuming due authorisation, execution and delivery by Buyer) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

6.2 NO CONFLICTS; CONSENTS

The execution, delivery and performance by Seller of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the certificate of incorporation, by-laws or other organisational documents of Seller; (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Seller or the Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration or modification of any obligation or loss of any benefit under any contract or other instrument to which Seller is a party or to which any of the Assets are subject; or (d) result in the creation or imposition of any Encumbrance on

the Assets. No consent, approval, waiver or authorisation is required to be obtained by Seller from any person or entity (including any governmental authority) in connection with the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby, or these consents and approvals have been obtained.

6.3 TITLE TO ASSETS

Seller represents, warrants and undertakes that it owns and has good title to the Assets, free and clear of Encumbrances.

6.4 SUB-LEASE

(a) Seller represents, warrants and undertakes to Buyer that Part B of Schedule 2 contains an accurate description of the Sub-Lease to which Seller is a party. The Sub-Lease is in full force and effect. Seller is in material compliance with the Sub-Lease, and, to the knowledge of Seller, there is not under the Sub-Lease any material default by any other party thereto or any event that, after notice or lapse of time or both, could reasonably be expected to constitute a material default. With respect to the Sub-Lease, all accrued and currently payable rent and other payments required thereunder have been paid.

(b) With respect to the leasehold interests included in the Sub-Lease, so long as Seller fulfils its obligations under the Sub-Lease, Seller has enforceable rights to non-disturbance and quiet enjoyment of such leasehold interests.

(c) All leasehold interests included in the Sub-Lease (including the improvements thereon) to the knowledge of Seller, comply with all applicable building or zoning codes and the regulations of any governmental authority having jurisdiction except for any non-compliance that could not reasonably be expected to have a Material Adverse Effect.

6.5 TECHNOLOGY AGREEMENTS

All of the Technology Agreements are valid and binding on Seller in accordance with its terms and are in full force and effect. Seller is in material compliance with the Technology Agreement. Seller has full legal power and authority to assign its rights under the Technology Agreements to Buyer in accordance with this Agreement.

6.6 INSURANCE

Part B of Schedule 3 sets forth a summary of all policies of insurance covering the Assets and such policies are in full force and effect.

6.7 LEGAL PROCEEDING

Except as set out in Schedule 4, there is no claim, action, suit, proceeding, or governmental investigation ("**Proceeding**") of any nature pending or, to Seller's knowledge, threatened against or by Seller (a) related to or affecting the Assets; or (b) that challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or shall result in the creation or existence of any Encumbrance or other restriction or limitation on Buyer's ability to enjoy ownership and/or benefits of the Assets. No event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Proceeding.

6.8 ENVIRONMENTAL MATTERS

(a) With respect to its operation of the Business, Seller is in compliance in all material respects with all laws, rules, and regulations of all federal, state, and local governments (and all agencies thereof) concerning the environment, and Seller has received no written notice of a charge, complaint, action, suit, proceeding, hearing, investigation, claim, demand, or notice having been filed or commenced against Seller in connection with its operation of the Business alleging any failure by Seller to comply with any such law, rule, or regulation or which would result in the creation or existence of any Encumbrance or other restriction or limitation on Buyer's ability to enjoy ownership and/or benefits of the Assets.

(b) Except as set out in Schedule 4, to Seller's knowledge, Seller is in compliance in all material respects with all of the terms and conditions of all permits, licenses, and other authorisations which are required under, and are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules, and timetables which are contained in, all federal, state, and local laws, rules, and regulations relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous, or toxic materials or wastes.

6.9 COMPLIANCE WITH LAWS

Seller is in material compliance with the authorisations and all federal, state, and local laws, rules, regulations, and ordinances applicable or relating to the ownership or operation by Seller of the Assets. Neither the ownership nor operation of the Assets by Seller conflicts in any material respect with the rights of any other person or entity.

6.10 INSOLVENCY

No insolvency proceedings of any character, including, without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or any of the Assets is pending or, to Seller's knowledge, threatened, and Seller has not made any assignment for the benefit of creditors, nor taken any actions with a view to, or which would constitute the basis for, the institution of any such insolvency proceedings.

6.11 FULL DISCLOSURE

No representation or warranty by Seller in this Agreement and no statement contained in the Schedules to this Agreement or any certificate or other document furnished or to be furnished to Buyer pursuant to this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

7. REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller that the statements contained in this Article 7 are true and correct as of the date hereof.

7.1 ORGANISATION, STANDING, AND AUTHORITY.

Buyer is a company duly incorporated under the laws of Malaysia. Buyer has full corporate power and authority to enter into this Agreement and the documents to be delivered hereunder, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder and the consummation of the transactions contemplated hereby have been duly authorised by all requisite corporate action on the part of Buyer. This Agreement and the documents to be delivered hereunder have been duly executed and delivered by Buyer, and (assuming due authorisation, execution and delivery by Seller) this Agreement and the documents to be delivered hereunder constitute legal, valid and binding obligations of Buyer.

7.2 NO CONFLICTS; CONSENTS

The execution, delivery and performance by Buyer of this Agreement and the documents to be delivered hereunder, and the consummation of the transactions contemplated hereby, do not and will not: (a) violate or conflict with the memorandum and articles of association of the Buyer ; or (b) violate or conflict with any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Buyer.

8. COVENANTS OF SELLER PRIOR TO CLOSING

Seller hereby pledges to perform the following covenants between the date of this Agreement and the Closing Date:

8.1 SELLER'S NOTIFICATION

Seller shall promptly notify Buyer in writing if Seller becomes aware of any fact or condition that causes or constitutes a Breach of any of Seller's representations and warranties as of the date of this Agreement, or if Seller becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a Breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, Seller will promptly notify Buyer of the occurrence of any Breach of any covenant of Seller in this Article 8 (Covenants of Seller prior to Closing) or of the occurrence of any event that may make the satisfaction of the conditions in Article 3 (Conditions Precedent) impossible or unlikely.

8.2 CARE AND MAINTENANCE

Seller shall care for and maintain the Assets in all material respects in accordance with best industry practice until the Closing Date.

8.3 TECHNOLOGY AGREEMENTS

Seller shall not, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, amend any Technology Agreements or enter into any contract or commitment relating to the Assets that will be binding on Buyer after Closing.

8.4 DISPOSITION OF ASSETS

Seller shall not sell, assign, lease, or otherwise transfer or dispose of any of the Assets.

8.5 ENCUMBRANCES

Between the Effective Date and the Closing Date Seller shall not create or assume any claim, liability, mortgage, lien, pledge, condition, charge, or encumbrance of any nature whatsoever upon the Assets.

8.6 COMPLIANCE WITH LAWS

Seller shall comply in all material respects with all laws, published policies, rules, and regulations applicable or relating to the ownership or operation by Seller of the Assets.

8.7 DEALINGS WITH ASSETS

Seller shall not, whether directly or indirectly, do, or omit to do, anything including tampering with the Asset, to prejudice or affect the value of the Assets prior to Closing.

8.8 EMPLOYMENT MATTERS

Seller shall not object, hinder or prevent Buyer from offering employment to any of Seller's employees. Seller shall give Buyer a free hand, without requiring prior approval from Seller, to conduct interviews with Seller's employees and make employment offers.

9. JOINT COVENANTS

9.1 PUBLIC ANNOUNCEMENTS

No announcement relating to the existence or subject matter of this Agreement shall be made or issued by or on behalf of any Party without the prior written consent of the other Party. In the event that such announcement is required pursuant to any law, applicable securities exchange, supervisory, regulatory or governmental body, the Party requesting such consent to the extent reasonably practicable and permitted, first consult and cooperate with the other Party on the proposed form, timing, nature and purpose of the announcement provided always that each Party shall use its best endeavours to procure such written consent within 24 hours of receipt of written notice requesting such consent, and such consent shall not be unreasonably be withheld.

9.2 CONFIDENTIAL INFORMATION

Neither Seller nor Buyer shall disclose to third parties (except to their respective agents, representatives and business associates who will be bound by this Article 9.2 any information designated as confidential and received from the other or its agents in the course of investigating, negotiating and consummating the transactions contemplated by this Agreement; provided, that no information shall be deemed to be confidential that (a) becomes publicly known or available other than through disclosure by the disclosing party; (b) is rightfully received by the disclosing party from a third party; or (c) is independently developed by the disclosing party. If this Agreement is terminated, each party shall return to the other all originals of all material provided by such other party or its agents and designated as confidential and all copies thereof shall be destroyed.

9.3 COOPERATION

Buyer and Seller shall cooperate fully with each other and their respective counsel and accountants in connection with any actions required to be taken as part of their respective obligations under this Agreement, and Buyer and Seller shall execute such other documents as may be necessary and desirable to the implementation and consummation of this Agreement, and otherwise use their reasonable efforts to consummate the transaction contemplated hereby and to fulfil their obligations under this Agreement.

9.4 FURTHER ASSURANCES

Following Closing, each of the parties hereto shall execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the Contemplated Transactions and the documents to be delivered hereunder.

10. TERMINATION

10.1 TERMINATION EVENTS

This Agreement may be terminated by notice given prior to or at the Closing (i) by either Buyer or Seller if a material Breach has been committed by the other Party and such Breach has not been remedied or waived within fourteen (14) days after written notice specifying the Breach has been sent to the other Party; (ii) by Buyer, if any Condition Precedent has not been satisfied as at the Cut-Off Date or if satisfaction of any Condition Precedent is or becomes impossible and Buyer has not waived such condition on or before the Cut-Off Date; (iii) by Buyer or Seller if the MTSA is terminated pursuant to Clauses 8.1(b) to (d) of the MTSA; or (iv) by mutual consent of Buyer and Seller.

10.2 EFFECT OF TERMINATION

Each Party's right of termination under Article 10.1 (Termination Events) is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Article 10.1 (Termination Events), all further obligations of the Parties under this Agreement will terminate, except that the obligations in Article 9.2 (Confidential Information) will survive; provided, however, that if this Agreement is terminated by a Party because of the Breach of the Agreement by the other Party, or because one or more of the conditions to the terminating Party's obligations under this Agreement is not satisfied as a result of the other Party's failure to comply with its obligations under this Agreement, the terminating Party's rights to pursue all legal remedies will survive such termination unimpaired. In the event that the Agreement is terminated prior to Closing for any reason other than a Breach caused by the Buyer, the Seller shall refund the full amount of all such monies paid by Seller to Buyer under this Agreement, including the Deposit and the Crown Sign-Off Payment if such payment has been made, are returned to Buyer within five (5) Business Days from the date of termination.

11. SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

11.1 REPRESENTATIONS, WARRANTIES AND COVENANTS

All representations, warranties, covenants and agreements contained herein and all related rights to indemnification shall survive the Closing.

11.2 INDEMNIFICATION BY SELLER

Seller shall defend, indemnify and hold harmless Buyer, its affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys' fees and disbursements, arising from or related to:

(a) any inaccuracy in or Breach of any of the representations or warranties of Seller contained in this Agreement or any document to be delivered hereunder; or

(b) any Breach or non-fulfilment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement or any document to be delivered hereunder.

11.3 INDEMNIFICATION BY BUYER

Buyer shall defend, indemnify and hold harmless Seller, its affiliates and their respective stockholders, directors, officers and employees from and against all claims, judgments, damages, liabilities, settlements, losses, costs and expenses, including attorneys' fees and disbursements, arising from or related to:

(a) any inaccuracy in or Breach of any of the representations or warranties of Buyer contained in this Agreement or any document to be delivered hereunder; or

(b) any Breach or non-fulfilment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or any document to be delivered hereunder.

11.4 PROCEDURE FOR INDEMNIFICATION

The procedure for indemnification shall be as follows:

(a) Subject to Article 11.4(b), whenever any claim shall arise for indemnification hereunder, the Party entitled to indemnification (the "**Indemnified Party**") shall promptly provide written notice of such claim to the other Party (the "**Indemnifying Party**"). In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Proceeding by a person or entity who is not a party to this Agreement, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume conduct of any such Proceeding with counsel reasonably satisfactory to the Indemnified Party. The Indemnified Party shall be entitled to participate in the defence of any such Proceeding, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defence of any such Proceeding, the Indemnified Party may, but shall not be obligated to, defend against such Proceeding in such manner as it may deem appropriate, including, but not limited to, settling such Proceeding, after giving notice of it to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate and no action taken by the Indemnified Party in accordance with such defence and settlement shall relieve the Indemnifying Party of its indemnification obligations herein provided with respect to any damages resulting therefrom. The Indemnifying Party shall not settle any Proceeding without the Indemnified Party's prior written consent (which consent shall not be unreasonably withheld or delayed).

(b) Buyer shall be entitled to assume conduct of any Proceedings irrespective of whether it is the Indemnified Party or the Indemnifying Party.

11.5 CUMULATIVE REMEDIES

The rights and remedies provided in this Article 11 are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

12. GENERAL PROVISIONS

12.1 FEES AND EXPENSES

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

12.2 NOTICES

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized courier (receipt requested); (c) on the date sent by facsimile of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Article 12.2):

If to Seller: Mission Biotechnologies Sdn Bhd
Unit 725, 7th Floor
Block A, Kelana Centre Point
No. 3, Jalan SS7/19, Kelana Jaya
47301 Petaling Jaya
Selangor Darul Ehsan
Fax No: +603-78808699
Attention: Swaminathan Mahalingam, Group CEO

If to Buyer: Felda Global Ventures Downstream Sdn Bhd
Level 5, Balai Felda, Jalan Gurney Satu, 54000 Kuala Lumpur

Fax No: +603-26970015

Attention: Abdul Halim Ahmad, Head of Downstream Cluster

12.3 SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

12.4 ASSIGNMENT

Neither Party may assign its rights or obligations hereunder without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed provided that Buyer may assign this Agreement and/or its rights hereunder to any of its Affiliates by written notification to Seller. No assignment shall relieve the assigning Party of any of its obligations hereunder.

12.5 GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of Malaysia.

12.6 SUBMISSION TO JURISDICTION

Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the courts of Malaysia, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

12.7 TIME OF THE ESSENCE

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the Parties.

12.8 COUNTERPARTS

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLER

MISSION BIOTECHNOLOGIES SDN BHD

By: ______________________

Name: **Swaminathan Mahalingam**

Title: **Group CEO**

In the presence of:

____

Name: Samsudeen Ganny

NRIC/ Passport No.:

BUYER

FELDA GLOBAL VENTURES DOWNSTREAM SDN BHD

By: ______________________

Name: **Dato' Sabri Ahmad**

Title: **Group President/CEO**

In the presence of:

____

Name: Tn Haji Abdul Halim Ahmad

NRIC/ Passport No.: